February 21, 2017
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     Ambac Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016 and Amended on May 11, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed on November 3, 2016
File Number: 001-10777
Dear Mr. Rosenberg:
This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) to document our recent conference call with the Securities and Exchange Commission staff ("Staff") on February 10, 2017. The conference call was to discuss comments received from the Staff, in a letter dated December 28, 2016 (the “SEC Comment Letter”), with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”) and Ambac’s Form 10-Q for the quarter ended September 30, 2016 (“September 30, 2016 Form 10-Q”) and Ambac's formal response to those comments, in a letter dated January 27, 2017 ("Ambac Response Letter").
During the February 10, 2017 conference call, we agreed that Ambac would provide certain information beginning with the 2016 Form 10-K to fully address the SEC Comment Letter questions. For reference purposes, the text of the SEC Comment Letter has been reproduced in this letter along with Information to be provided directly following the reproduced text.
Note that the disclosures shown in the Information to be provided sections below do not show December 31, 2016 amounts, and in certain cases, do not show comparative period amounts as we are in the process of compiling this information. Such amounts will be provided when we file our 2016 Form 10-K and going forward.
Securities and Exchange Commission Staff Comments:
Form 10-K Amendment No. 1 for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements

4.	Special Purpose Entities, Including Variable Interest Entities (“VIEs”)
Financial Guarantees, page 98

(1)
Please tell us why results from consolidated VIEs are reported within the single line item “income (loss) on variable interest entities” within revenue in the consolidated statements of total comprehensive income. For 2014 and 2015 and the nine months ended September 30, 2016, provide us a schedule of items comprising the results from consolidated VIEs included in income (loss) on variable interest entities with explanation for each item’s classification within revenue. Also provide us, for those periods, a schedule of gains (losses) as a result of consolidating and deconsolidating VIEs and explanation as to their classification also within income (loss) on variable interest entities.

Information to be provided:
Ambac will provide the following schedule in the Special Purpose Entities, Including Variable Interest Entities ("VIEs") note to the financial statements, which shows the gain/(loss) related to the net fair value changes of the assets and liabilities of the consolidated financial guarantee VIEs, along with gains (losses) from consolidating and deconsolidating VIEs, that together comprise Income (loss) on variable interest entities reported on the consolidated statements of total comprehensive income.

($ in thousands) Year Ended December 31,	2016	2015	2014
Income / (loss) on changes related to:
Net fair value of VIE assets & liabilities	xxx	$30,997	$(32,212)
Consolidation	xxx	—	—
Deconsolidation	xxx	572	—
Income (loss) on Variable Interest Entities	xxx	$31,569	$(32,212)
Please note that if there is no impact from consolidation or deconsolidation for all periods being presented, then those respective line items will not be shown in the table above.

8.	Financial Guarantee Insurance Contracts
Loss and Loss Expense Reserves, page 106

(2)
Please reconcile for us the amounts reported on your consolidated statements of total comprehensive income herein and in your Form 10-Q for the quarterly period ended September 30, 2016 within the line item “Losses and loss expense (benefit)” for 2014 and 2015 and the nine months ended September 30, 2016 to amounts reported in the loss and loss expense roll-forward, net of subrogation recoverable and reinsurance on page 107 herein and page 20 in your Form 10-Q for the quarterly period ended September 30, 2016 within the line item “Net change in net loss and loss expense reserves.” Your disclosure below the roll forwards indicates that net change in net loss and loss expense reserves are included in losses and loss expenses in the consolidated statement for comprehensive income.

Information to be provided:
Ambac will provide the following roll-forward of Loss and loss expense reserves as reported in the consolidated balance sheet in the Financial Guarantee Insurance Contracts note. The roll-forward shown below modifies the Loss and loss expense reserve roll-forward that we previously provided in Financial Guarantee Insurance Contracts note.

($ in thousands) Year Ended December 31,	2016	2015	2014
Beginning gross loss and loss expense reserves	xxx	$3,798,733	$5,470,234
Reinsurance recoverable	xxx	100,355	122,357
Beginning balance of net loss and loss expense reserves	xxx	3,698,378	5,347,877
Losses and loss expenses (benefit) incurred:
Current year	xxx	1,183	309
Prior years	xxx	(769,890)	(545,883)
Total	xxx	(768,707)	(545,574)
Loss and loss expenses (recovered) paid:
Current year	xxx	—	17
Prior years	xxx	90,086	1,067,321
Total	xxx	90,086	1,067,338
Foreign exchange effect	xxx	(24,831)	(36,587)
Ending net loss and loss expense reserves	xxx	2,814,754	3,698,378
Reinsurance recoverable	xxx	44,059	100,355
Ending gross loss and loss expense reserves	xxx	$2,858,813	$3,798,733
Note that the Loss and loss expenses (benefit) incurred line item on the roll-forward table above agrees to the same line item on the consolidated statements of total comprehensive income. Additionally, on our February 10, 2017 call, the Staff asked us to clarify the disclosure on page 107 for the 2015 Form 10-K beneath the Loss and loss reserve roll-forward table which discusses reinsurance recoveries of losses. We will replace the disclosure we discussed with the Staff with a footnote to the Loss and loss expense reserve roll-forward table above in the 2016 Form 10-K, which we believe will improve our prior disclosure.

Form 10-Q for Quarterly Period Ended September 30, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 85

(3)
Regarding operating earnings and adjusted book value and related per share amounts, please address the following as disclosed herein and in your earnings release furnished with your November 3, 2016 Form 8-K:

•	Tell us why the adjustments that:

◦	eliminate the effects of VIEs that were consolidated as a result of being insured by Ambac; and

◦
(for adjusted book value) add the value of the unearned premium revenue on financial guarantee contracts and fees on credit derivative contracts, adjusted for management’s expected future net premiums and credit derivative receipts, in excess of expected losses, net of reinsurance are appropriate and do not represent tailored recognition and measurement methods. Refer to question 100.04 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017 (sic).

•
Tell us why you believe that your after-tax presentation is appropriate in view of question 102.11 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017 (sic).

Information to be provided:
Operating Earnings caption:
As noted in Ambac's Response Letter, we were informed that the Staff's view is that Ambac not use the caption “Operating Earnings” for our non-GAAP measure. As a result, Ambac will replace the caption “Operating Earnings” with “Adjusted Earnings” in all of our non-GAAP disclosures beginning with our 2016 10-K filing and quarterly earnings release which is reported on Form 8-K.
VIE non-GAAP adjustment to Adjusted Earnings and Adjusted Book Value ("ABV")
As noted in Ambac's Response Letter we will remove the VIE non-GAAP adjustments from both non-GAAP measures and revise the prior period presentation in our quarterly SEC financial statement filings beginning with our 2016 10-K and quarterly earnings release which is reported on Form 8-K. We will also remove the VIE component embedded in the unearned premium revenue ("UPR") in excess of expected losses non-GAAP adjustment to ABV.
Also noted in Ambac's Response Letter, we will separately disclose the VIE data that was previously shown in the Adjusted Earnings and ABV tables, outside of, and in close proximity to, the respective tables.
On the February 10, 2017 conference call the Staff asked us to modify the suggested disclosures we had provided in the Ambac Response Letter such that we separately disclose the impact of consolidating VIEs and the impact of accounting for these consolidated VIEs under insurance accounting rules. The Staff further indicated we may also disclose the net impact of these differences. Our modified disclosures will be as follows1:
Disclosure to be placed near the Adjusted Earnings table:
Net income (loss) effects of financial guarantee VIE consolidation: VIEs that were consolidated as a result of financial guarantees provided by Ambac are accounted for on a fair value basis. The impact on Net income attributable to common stockholders of these consolidated VIEs was $xx.x million , $xx.x million, and $xx.x million, for the years ended December 31, 2016, 2015 and 2014, respectively. Had these financial guarantee VIEs been accounted for under the provisions of the Financial Services - Insurance Topic of the ASC, the impact on Net income attributable to common stockholders would have been $xx.x million, $xx.x million, and $xx.x million, for the years ended December 31, 2016, 2015 and 2014, respectively. The net impact of these different accounting bases on Net income attributable to common stockholders (including per share amounts) was $xx.x million ($x.xx per share), $xx.x million ($x.xx per share), and $xx.x million ($x.xx per share), for the years ended December 31, 2016, 2015 and 2014, respectively. This is supplemental information only and is not a component of Adjusted Earnings.

1Note that we are currently compiling the VIE information for both Adjusted Earnings and ABV for all prior periods which will be disclosed in our 2016 10-K.

Disclosure to be placed near the ABV table:
Stockholders' equity effects of financial guarantee VIE consolidation: VIEs that were consolidated as a result of financial guarantees provided by Ambac are accounted for on a fair value basis. The impact on Total Ambac Financial Group, Inc. ("AFG") stockholders' equity of these consolidated VIEs was $xx.x million and $xx.x million at December 31, 2016 and 2015, respectively. Had these financial guarantee VIEs been accounted for under the provisions of the Financial Services - Insurance Topic of the ASC, the impact on AFG stockholders' equity would have been $xx.x million and $xx.x million at December 31, 2016 and 2015, respectively. The net impact of these different accounting bases on AFG stockholders' equity (including per share amounts) was $xx.x million ($x.xx per share) and $xx.x million ($x.xx per share) at December 31, 2016 and 2015, respectively. This is supplemental information only and is not a component of Adjusted Book Value.
UPR in excess of expected losses non-GAAP adjustment to ABV
The Staff asked us to modify the suggested disclosures we had provided in the Ambac Response Letter regarding the UPR adjustment to ABV to remove any discussion on non-material items in this adjustment. Our modified disclosures will be as follows:
Net unearned premiums and fees in excess of expected losses: Addition of the value of the unearned premium revenue (“UPR”) on financial guarantee contracts in excess of expected losses, net of reinsurance. This non-GAAP adjustment presents the economics of UPR and expected losses for financial guarantee contracts on a consistent basis. In accordance with GAAP, stockholders’ equity reflects a reduction for expected losses only to the extent they exceed UPR. However, when expected losses are less than UPR for a financial guarantee contract, neither expected losses nor UPR have an impact on stockholders’ equity. This non-GAAP adjustment adds UPR in excess of expected losses, net of reinsurance, to stockholders’ equity for financial guarantee contracts where expected losses are less than UPR.
Should you require further information or have any questions, please feel free to contact me at (212) 658-7508, Robert Eisman at (212) 208-3393 or Richard Alger at (212) 208-3196.

Sincerely,

/s/ DAVID TRICK
David Trick
Executive Vice President,
Chief Financial Officer and Treasurer

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